



Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BELEVE VISION GEM INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF SEPTEMBER, A.D. 2025, AT 4:19 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10321162   8100
SR# 20253880139

Authentication: 204661261
Date: 09-04-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:16 PM 09/04/2025
FILED 04:19 PM 09/04/2025
SR 20253880139 - File Number 10321162

CERTIFICATE OF INCORPORATION

OF

BELEVE VISION GEM INC.

FIRST: The name of this corporation shall be: Beleve Vision GEM Inc.

SECOND: Its registered office in the State of Delaware is to be located at 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD: The purpose or purposes of the corporation shall be:

> To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock and the par value which this corporation is authorized to issue is: 1,300,000 shares of common stock, par value $.0001 per share, with 1,000,000 shares of common stock designated as Class A Common Stock and 300,000 shares of common stock designated as Class B Common Stock. On any matter submitted to the stockholders of the Corporation, holders of Class A Common Stock are entitled to one (1) vote per share. Class B Common Stock shall be non-voting, and the holder of Class B Common Stock shall not be entitled to vote in any proceeding in which action shall be taken by the stockholders of the Corporation.

FIFTH: The name and address of the incorporator is as follows:

Janet A. Katz
c/o DLA Piper LLP (US)
303 Colorado Street, Suite 3000
Austin, TX 78701

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this 4th day of September, A.D. 2025.

/s/ Janet A. Katz
Name: Janet A. Katz
Incorporator